

SEC ||||||| IMISSION

09059356

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-4703$

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JBS LIBERTY SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

8320 UNIVERSITY EXECUTIVE PARK DRIVE
(No. and Street)

CHARLOTTE   NORTH CAROLINA   28262
(City)   (State)   (Zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY J. BAIN   (704) 333-7637
                                          (Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FAULKNER AND THOMPSON, P.A.
(Name-if individual, state, last, first, middle name)

226 NORTHPARK DRIVE, #110   ROCK HILL   SC   29730
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in U.S. or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form
are not required to respond unless the form displays a currently valid OMB control
number.

SEC 1410 (06-02)

Oath or Affirmation

I, **Timothy J. Bain,** *swear* (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **JBS Liberty Securities, Inc.,** as of **December 31, 2008,** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified as that of a customer.

_____
Signature

Chief Operating Officer, Chief Financial Officer
Title

Subscribed and sworn to before me this
27 day of February, 2009.

Martha Motley Comm. Exp. 7/21/2010

Notary Public

This report ** contains (check all applicable boxes):

__X__	(a)	Facing page.
__X__	(b)	Statement of Financial Condition.
__X__	(c)	Statement of Income (Loss).
__X__	(d)	Statement of Changes in Financial Condition.
__X__	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
_____	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
__X__	(g)	Computation of Net Capital.
_____	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
_____	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
_____	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
_____	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
__X__	(l)	An Oath or Affirmation.
_____	(m)	A copy of the SIPC Supplemental Report.
__X__	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

For the year January 1, 2008 to December 31, 2008

JBS Liberty Securities, Inc.

(Name of Respondent)

8320 University Executive Park Drive
Charlotte, North Carolina 28262

(Address of Principal Executive Offices)

Timothy J. Bain

JBS Liberty Securities, Inc.
8320 University Executive Park Drive
Charlotte, North Carolina 28262

(Name and address of person authorized to receive
notices and communications from the Securities
and Exchange Commission)

JBS LIBERTY SECURITIES, INC
REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
JBS Liberty Securities, Inc.

We have audited the accompanying statement of financial condition of JBS Liberty Securities, Inc. (the *Company*) as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JBS Liberty Securities, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faulkner and Thompson, P.A.

Rock Hill, South Carolina
February 16, 2009

ASSETS

ASSETS		
Cash and cash equivalents	$	175,859
Contract fees receivable		32,243
Receivables from brokers or dealers		2,180
Prepaid expenses		12,699
Goodwill		78,750
Total assets	$	301,731

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	50,863
Payable to related parties		36,326
Payable to brokers or dealers		1,877
Total liabilities		89,066

STOCKHOLDER'S EQUITY		
Common stock; 100 shares issued, authorized and Outstanding, no par value		-
Contributed capital		105,000
Retained earnings		107,665
Total stockholder's equity		212,665
Total liabilities and stockholder's equity	$	301,731

The accompanying notes are an integral part of these financial statements.

REVENUE
Retail commissions	$	663,064
Service fees		349,697
Total revenue		1,012,761

OPERATING EXPENSES
Non-employee sales commissions	454,903
Employee compensation and benefits	208,054
Professional fees	75,770
Regulatory fees and expenses	75,054
Litigation	54,500
Management fees	23,028
Education	20,375
Rent and occupancy	13,837
Insurance	10,681
Miscellaneous	8,795
Consulting services	8,616
Travel and entertainment	2,125
Total operating expenses	955,738
Net operating income	57,023

NON-OPERATING
Miscellaneous income		1,346
Net income before income taxes		58,369

PROVISION FOR INCOME TAXES (19,000)

Net income	$	39,369

The accompanying notes are an integral part of these financial statements.

	Contributed Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2007	$ 50,000	$ 68,296	$ 118,296
Contributed capital	55,000	-	55,000
Net income for the year ended December 31, 2008	-	39,369	39,369
BALANCE AT DECEMBER 31, 2008	$ 105,000	$ 107,665	$ 212,665

The accompanying notes are an integral part of these financial statements.

JBS LIBERTY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOW FROM OPERATING ACTIVITIES		
Net income	$	39,369
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Decrease in deferred revenue from acquisition, non-cash		(17,500)
Changes in operating assets and liabilities:		
Increase in receivables	(	3,695)
Increase in prepaid expenses	(	231)
Decrease in receivable from related parties		6,682
Decrease in accounts payable and accrued expenses	(	1,300)
Increase in payable to related parties		36,066
Net cash provided by operating activities		59,391
CASH FLOW FROM INVESTING ACTIVITIES		
Capital contributions		55,000
Net cash provided by investing activities		55,000
Increase in cash		114,391
CASH, BEGINNING OF YEAR		61,468
CASH, END OF YEAR	$	175,859
SUPPLEMENTAL CASH FLOWS DISCLOSURE:		
Income tax payments	$	19,587

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

JBS Liberty Securities, Inc. (the *Company*) is registered as a broker-dealer with the Securities and Exchange Commission (*SEC*) and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers, Inc. (*NASD*). Effective June 1, 2007, the Company was sold thus effecting a one hundred percent change in ownership. These financial statements reflect the operations of the new ownership. On the date of acquisition, goodwill was recorded to reflect the difference between the consideration given for the Company's common stock and the fair value of the Company's net assets. On June 15, 2007, the name of the corporation was changed from RBC Centura Securities, Inc. to JBS Liberty Securities, Inc. The Company is a North Carolina corporation that is a wholly owned subsidiary of Synergy Holding Group, Inc.

The Company's primary source of revenue is derived from providing brokerage services and electronic trading facilities to customers who are predominantly middle and upper income individuals and small and middle-market businesses. The Company maintains no cash or securities for its customers nor does it carry or clear transactions for its customers. The Company clears all of its customer transactions through other broker-dealers on a fully disclosed basis.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company defines cash equivalents as all highly liquid investments with an original maturity of three months or less.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of income. Marketable securities are recorded at market value.

Receivables from Brokers or Dealers

Receivables from brokers or dealers are reported at the amount management expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off all balances when amounts are deemed uncollectible.

Goodwill

Goodwill is not amortized but is tested for impairment on at least an annual basis. Impairment testing is required more often than annually if an event or circumstance indicates that an impairment or decline in value may have occurred. If the carrying value of goodwill exceeds its fair value, an impairment loss is recognized.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

JBS LIBERTY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if there is uncertainty regarding their realization.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – INCOME TAXES

JBS Liberty Securities, Inc. recognizes income tax expense at the applicable Federal and state income tax rates.

At December 31, 2008, the Company recorded no deferred tax liabilities or assets as there are currently no material differences between the tax basis and financial statement carrying amounts of its assets and liabilities. Income tax expense for the year ended December 31, 2008 is as follows:

State income taxes	$ 3,500
Federal income taxes	15,500
Total income taxes	$ 19,000

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company reimburses a related party for management fees and a portion of its operating expenses. During the year ended December 31, 2008, the Company paid approximately $243,767 for management, certain employee-related and other operating costs.

At December 31, 2008, net amounts due to related parties, on demand, amounted to $36,326.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, who maintains the customer accounts and clears the customer transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the customers do not fulfill their obligations with the clearing broker as the Company has agreed to indemnify the clearing broker for any resulting losses.

The Company performs ongoing credit evaluations of its customers' financial condition as part of the lending process. No single customer accounts for greater than one percent of total revenue.

NOTE 5 – CONTINGENCIES AND COMMITMENTS

In some instances, the Company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements.

During 2008, the Company settled a certain arbitration claim related to RBC Centura Securities, the predecessor to the Company (see Note 1). The settlement amounted to $54,500 and was paid during 2008. The Company is pursuing indemnification of this loss, however, the outcome is uncertain at this time.

NOTE 6 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2008, the Company had net capital (as defined) of $88,792, which exceeded the minimum net capital requirements by $82,854. The Company's ratio of aggregate indebtedness to net capital was 1 to 1 at December 31, 2008.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2008

JBS LIBERTY SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

Net Capital

Total shareholder's equity	$	212,665
Deductions and/or charges:		
Nonallowable assets:		
Goodwill	(	78,750)
Other assets	(	45,123)
Net capital	$	88,792

Aggregate Indebtedness

Items included in the statement of financial condition:		
Accounts payable and accrued expenses and other liabilities	$	87,189
Payable to brokers or dealers		1,877
Aggregate indebtedness	$	89,066

Computation of Basic Net Capital Requirements

6-2/3% of aggregate indebtedness	$	5,938

Minimum Net Capital Requirement	$	5,000
Net Capital Requirement	$	5,938
Excess Net Capital	$	82,854
Ratio: Aggregate Indebtedness to Net Capital		100 %
Excess Net Capital at 1000%	$	79,885

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital as reported in Company's Part II (unaudited) FOCUS Report	$	78,792
Audit adjustment to accounts payable and accrued expenses		10,000
Net capital per above	$	88,792

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Stockholder of
JBS Liberty Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of JBS Liberty Securities, Inc. (the *Company*) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (*SEC*), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faulkner and Thompson, P.A.

Rock Hill, South Carolina
February 16, 2009

JBS LIBERTY SECURITIES, INC.

REPORT ON
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2008

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

JBS LIBERTY SECURITIES, INC.

REPORT ON
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2008